UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of October 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On October 22, 2018, Intec Pharma Ltd. issued a press release titled “Intec Pharma Completes Enrollment of Pivotal Phase 3 Clinical Trial of Accordion Pill Carbidopa/Levodopa for the Treatment Advanced Parkinson’s Disease Patients.”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The first paragraph, the text under the heading “About the Phase 3 ACCORDANCE Clinical Trial” and the “Forward Looking Statements” of the press release attached to this Form 6-K are incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700, No. 333-212801, No. 333-222217 and No. 333-227027).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: October 22, 2018

Exhibit	Description

99.1	Press release dated October 22, 2018